Exhibit 12.1
Copano Energy, L.L.C. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(In Thousands)

	Six Months
	Ended
	June 30,				Year Ended December 31,
	2006		2005		2004	2003	2002	2001
Earnings:
Net Income (loss)	$26,300		$30,352		$(915)	$(4,717)	$(1,641)	$4,052
Income taxes	—		—		—	—	—	—
Equity in (earnings) loss from unconsolidated affiliates	(95)		(927)		(419)	127	584	—

Pre-tax income (loss) from continuing operations	26,205		29,425		(1,334)	(4,590)	(1,057)	4,052
Fixed charges	16,316		20,658		23,352	13,114	8,682	2,408
Amortization of capitalized interest	4		4		4	4	4	1
Distributed income from unconsolidated affiliate	—		—		—	—	145	—
Capitalized interest	(338)		—		—	—	—	(74)
Preferred equity distributions	—		—		—	(810)	(2,194)	—

Earnings for ratio calculation	$42,187		$50,087		$22,022	$7,718	$5,580	$6,387

Fixed charges:
Interest and other financing costs	$15,787		$20,461		$23,160	$12,108	$6,360	$2,227
Capitalized interest	338		—		—	—	—	74
Interest portion of operating leases	191		197		192	196	128	107
Preferred equity distributions	—		—		—	810	2,194	—

Total fixed charges	$16,316		$20,658		$23,352	$13,114	$8,682	$2,408

Ratios of earnings to fixed charges	2.6	x	2.4	x	—	—	—	2.7	x

     For purposes of computing the ratios of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before equity in (earnings) loss from unconsolidated affiliates plus fixed charges, amortization of capitalized interest and distributions from equity investees less capitalized interest and preference equity distributions. Fixed charges consist of interest expensed and capitalized, distributions on preference units and the estimated interest component of rent expense. Earnings were inadequate to cover fixed charges for the years ended December 31, 2004, 2003 and 2002 by $1.3 million, $5.4 million and $3.1 million, respectively.